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                                                                     EXHIBIT 4.4

                     Amendment No. 1 to 1996 Stock Plan of
                         Galaxy Nutritional Foods, Inc.



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                         [GALAXY NUTRITIONAL FOODS LOGO]





                             AMENDMENT NO. 1 TO THE
                               1996 STOCK PLAN OF
                         GALAXY NUTRITIONAL FOODS, INC.


                                DECEMBER 14, 2001



The 1996 Stock Plan of Galaxy Nutritional Foods, Inc. is hereby amended by deleting Article 4 thereof in its entirety and, in lieu thereof, substituting the following:

"Article 4 - Stock

         The stock subject to Options, Awards and Purchases, shall be authorized but unissued shares of the Common Stock of the Company, par value $.01 per share (the "Common Stock"), or shares of Common Stock reacquired by the Company in any manner. The aggregate number of shares which may be issued pursuant to the Plan is 100,000, subject to adjustment as provided in paragraph 13. Any such shares may be issued as ISO's, Non-Qualified Options or Awards, or to persons or entities making Purchases, so long as the number of shares so issued does not exceed such number, as adjusted. If any Option granted under the Plan shall expire or terminate for any reason without having been exercised in full or shall cease for any reason to be exercisable in whole or in part, or if the Company shall reacquire any unvested shares issued pursuant to Awards or Purchases, the unpurchased shares subject to such Options and any unvested shares so reacquired by the Company shall again be available for grants of Stock Rights under the Plan."

This Amendment No. 1 to the 1996 Stock Plan of Galaxy Nutritional Foods, Inc. was adopted by the Board of Directors and the stockholders of Galaxy Nutritional Foods, Inc., on December 14, 2001.